UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genesis Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 700
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy A. Ellis - 404-816-7538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aprio, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy A. Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genesis Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





MARY COLLIER
Notary Public, Georgia
Fulton County
My Commission Expires
April 14, 2019

Notary Public

Signature

Managing Director

Title



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS CAPITAL, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2017

GENESIS CAPITAL, LLC

TABLE OF CONTENTS

	PAGE
Report of independent registered public accounting firm	2
Financial statements:	
Statement of financial condition	3
Statement of income	4
Statement of changes in member's equity	5
Statement of cash flows	6
Notes to financial statements	7 - 10
Supplementary information:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Report of independent registered public accounting firm on exemption required by SEC Rule 17a-5(g) for a broker-dealer claiming an exemption from SEC Rule 15c3-3(k)	14
Genesis Capital, LLC exemption report	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Genesis Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Genesis Capital, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in pages 12 through 13 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Aprio, LLP

We have served as Genesis Capital LLC's auditor since 2003.

Atlanta, GA

January 25, 2018

GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets		
Cash	$	1,165,428
Accounts receivable, net of allowance for doubtful accounts of $0		67,138
Prepaid expenses		70,476
Total current assets		1,303,042
Property and equipment, at cost		
Computers		99,034
Furniture and fixtures		80,119
		179,153
Accumulated depreciation		(179,153)
		-
Other assets		
Due from related party		51,000
Deposits		8,675
Total other assets		59,675
Total assets	$	1,362,717

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	47,791
Due to 401k		17,061
Deferred rent		19,583
Discretionary bonuses and profit sharing		978,499
Total current liabilities		1,062,934
Member's equity		299,783
Total liabilities and member's equity	$	1,362,717

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues	
Investment banking	$ 9,825,569
Other income	169,284
Total revenues	9,994,853
Expenses	
Compensation and benefits	9,157,592
Advertising, marketing, and promotions	200,480
Occupancy	139,503
Computer and database	101,186
Compliance	45,359
Insurance	36,517
Office supplies and parking	32,100
Comunications	31,596
Professional fees	24,068
Depreciation	13,818
Taxes	2,397
Other expenses	10,454
Total expenses	9,795,070
Net income	$ 199,783

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Contributed Capital	Member's Equity	Total
Balance, January 1, 2017	$ 100,000	$ 588,470	$ 688,470
Distributions	-	(588,470)	(588,470)
Net Income	-	199,783	199,783
Balance, December 31, 2017	$ 100,000	$ 199,783	$ 299,783

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 199,783
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	13,818
Changes in operating assets and liabilities:	
Accounts receivable	(9,447)
Prepaid expenses	(40,575)
Accounts payable and accrued expenses	36,799
Due to 401k	17,061
Due from related party	(51,000)
Deferred rent	(19,532)
Discretionary bonuses and profit sharing	(1,334,311)
Total adjustments	(1,387,187)
Net cash used by operating activities	(1,187,404)
Cash flows from investing activities:	
Purchase of property and equipment	(13,818)
Net cash used by investing activities	(13,818)
Cash flows from financing activities:	
Distributions to member	(588,470)
Net cash used by financing activities	(588,470)
Net decrease in cash	(1,789,692)
Cash, beginning of year	2,955,120
Cash, end of year	$ 1,165,428

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") was formed as G.C. Securities, LLC, a limited liability company in Georgia in September 2003. In November 2009, the Company merged with Genesis Capital, LLC and changed its name to Genesis Capital, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Discretionary Payments to Partners:

Payments to equity and income partners that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Payments to the Member that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2017, discretionary payments to partners totaling $7,047,436 were recorded as compensation expense, of which $645,449 was unpaid at December 31, 2017 and is included in discretionary bonuses and profit sharing payable on the Company's statement of financial condition.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,080,993, which was $1,010,131 in excess of its required net capital of $70,862. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Lease:

The Company leases office space under a noncancelable operating lease agreement that provides for escalating rent payments and expires on December 31, 2018. At December 31, 2017, future minimum lease payments under the noncancelable operating lease was $149,682.

Rent expense totaled $139,503 for the year ended December 31, 2017. The Company recorded a deferred rent liability of $19,583 in the statement of financial condition at December 31, 2017.

Note E
Employee Retirement Plans

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan"). Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

The Company made safe harbor contributions for the year ended December 31, 2017 of $23,912. Discretionary profit sharing contributions payable as of December 31, 2017 is $95,637.

Note F
Related Party Transactions

During the year ended December 31, 2017, the Company loaned $51,000 to a related party through common ownership. There is no defined maturity date nor an interest rate associated with the loaned amount. The amount due of $51,000 is included on the Company's statement of financial condition at December 31, 2017.

During the year ended December 31, 2017, the Company's member took a minority ownership stake in a customer of the Company. The Company had revenue from the customer totaling $825,000 during the year ended December 31, 2017.

Note G
Concentrations

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from two customers totaling $6,357,069, which comprised approximately 65% of revenues for the year ended December 31, 2017. There were no amounts outstanding from either customer at December 31, 2017.

Note H
Subsequent Events

The Company evaluated subsequent events through January 25, 2018, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

GENESIS CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity	$	299,783
Add:		
Other allowable credits		978,499
Nonallowable assets		
Accounts receivable		67,138
Prepaid expenses		70,476
Due from related party		51,000
Other assets		8,675
Total nonallowable assets		197,289
NET CAPITAL	$	1,080,993
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness	$	1,062,934
Computation of basic net capital requirement		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	70,862
Capital in excess of minimum requirements	$	1,010,131
Ratio of aggregate indebtedness to net capital		0.98

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm and notes to the financial statements

GENESIS CAPITAL, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See report of independent registered public accounting firm and notes to the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Genesis Capital, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) Genesis Capital, LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

January 25, 2018



GENESIS CAPITAL

GENESIS CAPITAL, LLC EXEMPTION REPORT

Genesis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2017, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

Genesis Capital, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Jonathan D. Goldman
Managing Partner and CEO

Jeremy A. Ellis
Managing Director

3414 Peachtree Road NE | Suite 700 | Atlanta, GA 30326
main number: 404.816.7540 | fax: 404.816.7553
www.genesis-capital.com

Member of FINRA, SIPC

GENESIS CAPITAL, LLC

AGREED-UPON PROCEDURES REPORT RELATED
TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2017

GENESIS CAPITAL, LLC

TABLE OF CONTENTS

	PAGE
Report of independent registered public accounting firm on applying agreed-upon procedures	1 - 2
Schedule of assessment and payments General Assessment Reconciliation (Form SIPC-7)	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Genesis Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Genesis Capital, LLC and the the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Genesis Capital, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Genesis Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Genesis Capital, LLC's management is responsible for Genesis Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) (PCAOB) and the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report.   Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date	Amount
Securities Investor Protection Corp.	July 1, 2017	$ 10,741
Securities Investor Protection Corp.	January 19, 2018	4,251
Total		$ 14,992

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Read the Form SIPC-7, noting no adjustments made;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no adjustments and no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Aprio, LLP

Atlanta, Georgia

January 25, 2018

GENESIS CAPITAL, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues per Form X-17A-5	$ 9,994,853
Revenues per Form SIPC-7	9,994,853
Difference	$ -
Assessment payments per Form X-17A-5	$ 14,992
Assessment payments made during 2017 and 2018	14,992
Remaining amount due	$ -

See Agreed-Upon Procedures Report